UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
Under the Securities Exchange Act of 1934

SIERRA VENTURES, INC.
(Exact name of registrant as specified in its charter)

Wyoming	333-146675	26-0665441
(State or Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1685 H Street, No. 155, Blaine, Washington	98230
(Address of principal executive offices)	(Zip Code)

(888) 755-9766
Registrant’s Telephone Number, Including International Code and Area Code

N/A
(Former name or former address, if changed since last report)

     INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1 NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

Approximate date of mailing: December 23, 2009

This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Sierra Ventures, Inc., a Wyoming corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in connection with this Information Statement. Proxies are not being solicited, and you are not requested to send the company a proxy. You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

SIERRA VENTURES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about December 23, 2009 to the holders of record as at December 22, 2009, of shares of common stock, par value $0.001 per share, of our company SIERRA VENTURES, INC., a Wyoming corporation incorporated on October 19, 2006, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On December 11, 2009 Ken Liebscher purchased 6,000,000 shares of common stock from Ian Jackson, our sole director and officer. The purchase price of the shares was $200,000, which was paid in cash and by the personal funds of Mr. Liebscher.

Ken Liebscher now owns 6,000,000 of our shares of common stock, which is 67.4% of our issued and outstanding shares of common stock as of December 11, 2009.

As a result of the Agreement, Mr. Liebscher has been appointed as President, Treasurer and Secretary and to our company’s Board of Directors, which increased the current Board to two members.

Mr. Jackson wishes to resign as a director, which would result in Mr. Liebscher being the sole director of our company. This resignation will be effective on the later of (a) 10 days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It describes the terms of the share exchange agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement. All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

Conditions Precedent to the Closing of the Share Exchange Agreement

The completion of the transactions described in the share exchange agreement is subject to satisfaction of a number of conditions including:

(a)	that the representations and warranties made by all of the parties in the Agreement are true at the closing date;

(b)	receipt of duly executed copies of third-party consents and approvals as contemplated by the Agreement;

(c)	reasonable satisfaction with each party’s respective due diligence investigation of each other;

(d)	receipt and approval by Ian Jackson of financial statements for the two most recently completed financial years of the Company;

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of December 11, 2009 and the date of this Information Statement, there were and are 8,900,000 shares of our company’s common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares the Company’s common stock known by us to be owned beneficially as of December 11, 2009 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner[1] 2	Amount and Nature of Beneficial Ownership		Percentage of Class[3]
common stock	Ian Jackson 1685 H Street, No. 155, Blaine, WA 98230	Nil	Direct	0%
common stock	Ken Liebscher 5446 Canvasback Road, Blaine WA 98230	6,000,000	Direct	67.4%
common stock	Total Directors and Officers	6,000,000	Direct	67.4%

1 The person named above may be deemed to be a “parent” and “promoter” of Sierra, within the meaning of such terms under the Securities Act by virtue of his direct and indirect stock holdings. Mr. Jackson is the only “promoter” of Sierra Ventures, Inc.
2 A beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this report as of which there were 8,900,000 shares of our common stock issued and outstanding.
3 Based on 8,900,000 number of shares of common stock issued and outstanding as of December 11, 2009

Changes in Control

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreement.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following individuals serve as the directors and executive officers of our company as of the date of this report. All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with our Company	Age	Date First Elected or Appointed
Ian Jackson [1]	former Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Director	54	October 19, 2006
Ken Liebscher [2]	Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Director	67	December 14, 2009

1 Mr. Jackson resigned as an executive officer effective December 14, 2009.
2 Mr. Liebscher was appointed director and officer effective December 14, 2009.

None of the directors or officers has professional or technical accreditation in the exploration, development or operations of mining or mining related projects. During the past year, our president, Mr. Jackson, spent approximately 10% of his time (approximately 6 hours per week) on the affairs of Sierra. For the coming year, it is anticipated that time commitment and requirement will remain approximately the same.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Ian Jackson

Mr. Jackson is a director and served as President, Secretary and Treasurer. Since April, 2008 he has served as the President and a director of Pentco Industries, Inc., a Washington State manufacturer of residential interior design products including windows, doors, counters, and other kitchen and living products. For the prior 18 months he was a director and Purchasing Manager of Pentco and was Plant Manager from 1999 to 2005 after originally being part of the group that founded the company in 1979. He has been a director of Pentco since its inception. During the early 1990’s he spent time in Hong Kong exhibiting to Chinese companies which were involved in residential project management and design. Mr. Jackson was seeking contracts for Pentco and other North American companies to manufacture to the specific requirements of the Chinese economy for their burgeoning residential home markets. The company developed new contacts and markets for its products and services for China and the Far East.

Ken Liebscher

Ken Liebscher is a businessman with over 35 years of securities and executive management experience. Mr. Liebscher is a graduate of St. George's School, Vancouver, British Columbia and also attended the University of British Columbia.

Mr. Liebscher held executive level positions while at the world's largest dental products manufacturer, Dentsply International Inc., where he spent over 22 years in positions culminating as the Manager of their West Coast Division, headquartered in San Francisco California. Mr. Liebscher was recruited by a major Europe based competitor, Ivoclar Liechtenstein to lead their entry into the North American market and, within two years, became Executive Vice President of Sales and Marketing and helped expand this company's sales to $300M US.

Mr. Liebscher became a director of a publicly held company called E.T.C. Industries Ltd. in 1992 and became President of its wholly owned subsidiary, THE ELECTRIC CAR COMPANY and, in 1994, led a team that developed the MI 6 prototype electric car from the ground up.

Mr. Liebscher has served as an officer and director on numerous public companies since 1992. This experience has resulted in his involvement in exploration projects in Peru, Eastern Europe (Slovak Republic), and British Columbia, Ontario, Quebec and New Brunswick (Canada).

Mr. Liebscher currently serves on the Board of Directors of UTEC, Inc. (UTEI.PK).

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

Our board of directors held no formal meetings during the period ended August 31, 2009. All proceedings of the board of directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the director. Such resolutions consented to in writing by the director entitled to vote on that resolution at a meeting of the directors are, according to the Wyoming General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K, and is “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

CODE OF ETHICS

Our board of directors on March 22, 2007, adopted a formal written Code of Business Conduct and Ethics and Compliance Program for all officers, directors and senior employees. Our Code of Business Conduct and Ethics Program was filed as an exhibit to our Form SB-2 filed with the SEC on October 11, 2007.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past five years, none of our officers, directors, promoters or control persons have had any of the following events occur:

  a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;
  being subject to any order, judgement or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and/or being found by a court of competent jurisdiction, in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

DIRECTOR INDEPENDENCE

Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the company or accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the determination of independence.

We determined that Ken Liebscher and Ian Jackson are not independent as that term is defined by NASDAQ 5605(a)(2) because Mr. Liebscher is director and sole executive officer and as Ian Jackson was our former sole director and executive officer.

TERM OF OFFICE

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

LEGAL PROCEEDINGS

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered beneficial shareholder are an adverse party or has a material interest adverse to us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a)	any director or officer of our company;
(b)	any proposed director of officer of our company;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or
(d)	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Required Forms
Ian Jackson	1[1]	1	1
Ken Liebscher	N/A	N/A	N/A

1 Mr. Jackson has not filed any insider reports

EXECUTIVE COMPENSATION

General

The particulars of the compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the years ended May 31, 2009, and 2008; and

(c)

up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the years ended May 31, 2009, and 2008, whom we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ian Jackson former President, CEO, CFO, COO and Director [1]	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ken Liebscher President, CEO, CFO, COO and Director [2]	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

1 Mr. Jackson resigned as an executive officer on December 14, 2009;
2 Mr. Liebscher was appointed as executive officer and director on December 14, 2009.

Further, Mr. Ian Jackson is deemed to have received $50 in 2008 – 2009 from Sierra for certain administrative services as contributed administrative services with a corresponding credit to additional paid-in capital. No payments were made. Otherwise, Mr. Jackson, our senior officer and director, has received no compensation for his time or services rendered to Sierra and there are no plans to compensate him in the near future, unless and until we begin to realize revenues and become profitable in our business. The fair market value of the 6,000,000 shares of Sierra issued to Mr. Jackson in October 2006 for cash consideration of $6,000 did not exceed the $0.001 per share that he paid for the shares.

Option Grants during the Last Fiscal Year / Stock Option Plans

We do not currently have a stock option plan in favour of any director, officer, consultant or employee of our company. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Aggregated Options Exercises in Last Fiscal Year

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Long-Tem Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

Compensation of Directors

The members of the Board of Directors are not compensated by Sierra for acting as such. Directors are reimbursed for reasonable out-of-pocket expenses incurred. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our common stock as awarded by our board of directors.

SHAREHOLDER COMMUNICATIONS

Shareholder communications may be sent to our board of directors by mail addressed to our President at the address on the cover page of this report.

ADDITIONAL INFORMATION

You may request a copy of our Annual Report on Form 10-K for the year ended May 31, 2009, our Quarterly Report on Form 10-Q for the period ended August 31, 2009, or this Information Statement, by writing to our President at the address on the cover page of this report. Copies of the documents mentioned above also may be found on the SEC’s EDGAR database at www.sec.gov.

Dated: December 23, 2009

By Order of the Board of Directors

SIERRA VENTURES, INC.

Per:	/s/ Ian Jackson
Authorized Signatory